Exhibit 99.29

GRANDE WEST ENGAGES PARADOX FOR INVESTOR RELATIONS

Vancouver, British Columbia – Grande West Transportation Group Inc. (TSXV: BUS) (OTC PINK: GWTNF) – September 21, 2020: (“Grande West” or the “Company”), a Canadian manufacturer of mid-sized multi-purpose transit vehicles for sale in Canada and the United States, announces that it has engaged Paradox Public Relations Inc. (“Paradox “), a Montreal, Quebec based investor relations firm to provide market awareness and investor relations services to the Company.

Paradox will increase Grande West’s visibility in the financial community by direct introductions, global marketing, and organization of presentations focused on capital market professionals and potential investors. Paradox’s extensive experience and large network provides a full-service approach to provide creative, effective results driven investor relations programs for the Company.

Paradox has been engaged at a rate of $10,000 per month for a 24 month term, subject to a 30-day termination notice by either party. In addition, the Company has granted of 200,000 incentive stock options (the “Options”) exercisable at a price of $0.475 per share for a period of two years. The Options shall be subject to the terms of the Company’s stock option plan and will vest over a period of 12 months in four equal quarterly tranches.

The appointment of Paradox as an investor relations consultant and the granting of the Options remain subject to regulatory acceptance of applicable filings with the TSX Venture Exchange.

The Company also announces that as part of its employee incentive plans, it has granted 300,000 Restricted Stock Units (“RSUs”) to certain officers, directors and employees. The RSUs will vest based on achieving certain performance milestones in accordance with the Company’s RSU incentive plan.

In addition, the Company announces that certain Eligible Directors have requested that their respective director’s remuneration for the calendar year 2020 be paid in Deferred Share Units (“DSUs”) and accordingly, the Company has granted 134,465 DSUs in connection with Directors Remuneration for Q1 and Q2.

In order to accommodate the grant of DSUs for calendar 2020, the Company must increase the number of common shares available under its DSU Plan from 200,000 common shares to 500,000 common shares. The grant of DSUs referred to above are subject to TSX Venture Exchange and shareholder approval to the increase of the DSU Plan.

About Grande West Transportation Group

Grande West Transportation is a Canadian company that designs and engineers mid-size multi-purpose transit vehicles for public and commercial enterprises. Grande West utilizes world class manufacturing partners to produce the Purpose-Built Vicinity bus available in clean diesel, gas and CNG drive systems. An electric propulsion drive system is currently under development.

The Company has been successful in supplying Canadian municipal transportation agencies and private operators with new buses. Grande West is compliant to Buy America certification, and along with Alliance Bus Group, its exclusive US distributor, they are actively pursuing opportunities in public and private transit fleet operations that would benefit from Grande West’s vehicles.

www.grandewest.com

For further information please contact:

Paradox Public Relations Inc.

Karl Mansour

Managing Director

Ph: (514) 341-0408 or 1-866-460-0408

IR@grandewest.com

Grande West Transportation

John LaGourgue

VP Corporate Development

Ph: 604-288-8043

IR@grandewest.com

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding the use of proceeds from the Private Placement, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Grande West’s expectations include uncertainties relating to the receipt of final approval from the TSX-V; and other risk and uncertainties disclosed in Grande West’s reports and documents filed with applicable securities regulatory authorities from time to time. Grande West’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Grande West assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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